Exhibit 12.1

SLM Corporation
Ratio of Earnings to Fixed Charges and Preferred Dividends
(Dollars in thousands)

		Years ended December 31,					Six months ended June 30,
		1997	1998	1999	2000	2001	2001	2002
Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries		$759,748	$750,131	$751,652	$711,591	$617,388	$493,399	$850,166
Add:	Fixed charges	2,544,584	1,948,995	2,140,588	2,879,548	2,163,461	1,283,090	636,476
Less:	Other adjustments	—	—	—	—	—	—	—
Less:	Preferred dividends	(18,428)	(23,998)	(25,803)	(42,677)	(39,346)	(20,780)	(8,846)

Total earnings		$3,285,904	$2,675,128	$2,866,437	$3,548,462	$2,741,503	$1,755,709	$1,477,796

Fixed charges
	Interest expense	$2,526,156	$1,924,997	$2,114,785	$2,836,871	$2,124,115	$1,262,310	$627,630
	Preferred dividends	18,428	23,998	25,803	42,677	39,346	20,780	8,846
	Other adjustments	—	—	—	—	—	—	—

Total fixed charges		$2,544,584	$1,948,995	$2,140,588	$2,879,548	$2,163,461	$1,283,090	$636,476

Ratio of earnings to fixed charges and preferred stock dividends		1.29	1.37	1.34	1.23	1.27	1.37	2.32

Ratio of earnings to fixed charges		1.29	1.38	1.34	1.24	1.27	1.37	2.34

	For purposes of the "earnings" computation, "other adjustments" includes the capitalized interest cost.
	For purposes of the "fixed charges" computation, other adjustments includes the capitalized interest cost.
Preference Security Dividend
	Amount of Dividend	$11,978	$15,599	$15,334	$16,218	$14,074	$7,757	$—
	Amount of Dividend			$1,438	$11,522	$11,501	$5,750	$5,750
	I-Tax Rate	0.65	0.65	0.65	0.65	0.65	0.65	0.65

	Pre-tax earnings required to pay dividend	18,428	23,998	25,803	42,677	39,346	20,780	8,846